Filed by TekInsight.Com, Inc.
                                                  pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended
                                           Subject Company: TekInsight.com, Inc.
                                                   Commission File No.:  1-11568

                                                               [GRAPHIC OMITTED]
FOR IMMEDIATE RELEASE

FOR MORE INFORMATION, CONTACT:
Linda Wise
Investor Relations
TekInsight
949-955-0078, ext. 115
lwise@tekinsight.com

                TEKINSIGHT ANNOUNCES FIRST FISCAL QUARTER RESULTS
                           AND PROVIDES MERGER UPDATE

               Performance Improving as Close of Merger Approaches

IRVINE, CA - NOVEMBER 15, 2001 - TekInsight.com, Inc. (Nasdaq: TEKS, TEKSP, TEKSW) today announced results for its first fiscal quarter ended September 30, 2001. The company also released selected unaudited financial data from the results of DynCorp Management Resources (DMR) for the same period and updated certain pro forma information described in its proxy statement, which was delivered to shareholders on November 6, 2001.

The company's revenues for the first quarter of fiscal year 2002 were $11.6 million, up from $8.1 million in the same period last year. Gross profit from sales increased to $2.4 million during the first quarter, up from $1.9 million during the same quarter in fiscal 2001. Operating costs decreased to $3.8 million from $4.0 million during the prior year period. Net loss from continuing operations was $1.6 million, compared to $2.2 million during the same period last year. Net loss per share was $0.08 for the fiscal quarter and $0.13 during the prior year period.

"Results for the quarter reflect the progress that we are achieving," stated Steve Ross, TekInsight's chief executive officer. "The trends in our company's sales, margins and operating costs are all favorable and are within expectations. Our continuing growth and improvement in results are reflective of the strong, consistent demand for our services in the state and local government market. Information technology design and support services, along with the business process outsourcing services of our merger partner DMR, represent a rapidly expanding requirement for our customers."

Mr. Ross continued, "Our company is on schedule for the completion of the merger with DMR which is presently planned for the week of November 26, 2001, assuming approval by shareholders during their shareholders' meeting on November 20, 2001, and the meeting and satisfaction of various conditions precedent to closing that are described in the merger agreement."

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PRO FORMA INFORMATION

On a pro forma basis reflecting the combination of TekInsight and DMR as if it had occurred for the entire quarter ended September 30, 2001, after taking into consideration pro forma adjustments for nonrecurring merger expenses of $165,000 and overhead allocation charged to DMR from DynCorp of $91,000, the company provided the following information:

  o      Combined revenues were $25.5 million for the quarter.
  o      EBITDA was approximately $0.2 million for the quarter.
  o DMR backlog for business process outsourcing services of approximately $164 million at September 30, 2001.
  o Additionally, TekInsight's estimated total contracted value for outsourced IT services, or the estimated future revenues to be generated under existing master contracts and approved vendor relationships, was approximately $45 million at September 30, 2001.

The company provided guidance for its forecast of future results, on a pro forma basis reflecting the combination of TekInsight and DMR. For the fiscal quarter ending December 31, 2001, assuming the merger occurred at the beginning of the quarter, the company forecasts that total combined pro forma revenues would be approximately $27 million, with EBITDA margin of approximately 1.5%. For the fiscal year ending June 30, 2002, assuming the merger had occurred at the beginning of the fiscal year, revenues are forecast to be approximately $115 million, with gross margins of approximately 17% and EBITDA margin of approximately 3%. Fiscal 2003 revenues are forecast to be approximately $150 million, with gross margins of approximately 19.5% and EBITDA margin of approximately 6.5%. On a combined basis, the company currently anticipates reaching net income profitability beginning in late fiscal 2002.

On November 1, 2001, the company issued short-term convertible notes payable of approximately $1.8 million. Interest costs during fiscal 2002 will include non-cash finance costs from options issued in connection with the short-term notes payable, of approximately $967,000, and loan fees of $176,000, both of which will be recorded during the quarter ended December 31, 2001. The company's cash position of $1.1 million at September 30, 2001 was increased by net receipts from short-term notes payable after that date of $1.3 million.

                                 (tables follow)

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ABOUT TEKINSIGHT
TekInsight helps governments transform by using innovative technology and management techniques to increase efficiency in government operations and improve access to government functions. The company's comprehensive Government Transformation Methodology includes consulting, systems integration, e-government application development, legacy integration and support. TekInsight's ePluribus(TM) Software Suite is comprised of custom and modular e-government applications that enable governments to process tax and violation payments, licenses, parks & recreation management, deeds and more online and in real-time. TekInsight's ProductivIT(TM) suite of Internet-based applications is a completely customizable IT support enhancement tool designed to aid in the diagnosis and resolution of hardware and software application issues in any size environment. For additional information on TekInsight, please visit WWW.TEKINSIGHT.COM.


                                      # # #
FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that certain statements in this release are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve known and unknown risks, uncertainties and other factors. Such uncertainties and risks include, among others, certain risks associated with the operation of the company described above, completion of the DMR merger and successful integration of DMR with TekInsight, the continuation of existing contracts and vendor relationships to full term without a material decrease in current levels of activity thereunder, continuation in budgetary support for existing contracts and vendor relationships, government regulation, and general economic and business conditions. Actual events, circumstances, effects and results may be materially different from the results, performance or achievements expressed or implied by the forward-looking statements. Consequently, the forward-looking statements contained herein should not be regarded as representations by TekInsight, or any other person that the projected outcomes can or will be achieved.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
TekInsight mailed a Proxy Statement to its shareholders with respect to the proposed merger on November 6, 2001. Shareholders are urged to read the Proxy Statement carefully. The Proxy Statement contains important information regarding TekInsight, DMR, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in the proposed merger and other related matters. Shareholders may obtain free copies of the Proxy Statement and any other relevant documents through the website maintained by the U.S. Securities and Exchange Commission (the "SEC") at http://www.sec.gov, or through TekInsight's website at http://www.tekinsight.com. Free copies of the Proxy Statement and any other relevant documents may also be obtained from TekInsight by directing a request to TekInsight.com, Inc., 18881 Von Karman Avenue, Suite 250, Irvine, California 92612, attention: Linda Wise, telephone:
(949) 955-0078, ext. 115.

In addition to the Proxy Statement, TekInsight files annual, quarterly and special reports and other information with the SEC. You may read and copy any reports, statements or other information filed by TekInsight at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference rooms. TekInsight's filings with the SEC are also available to the public from commercial document-retrieval services and through the website maintained by the SEC at http://www.sec.gov.

TekInsight and its directors, executive officers and certain other employees and members of management may be deemed to be soliciting proxies from shareholders of TekInsight in favor of the proposed merger. Information concerning the participants in the solicitation, including a description of their direct and indirect interest in TekInsight, is set forth in TekInsight's report on Form 10-K for the year ended June 30, 2001. Updated information concerning the participants is set forth in the Proxy Statement.

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                              FINANCIAL HIGHLIGHTS
                (in thousands of dollars, except per share data)
--------------------------------------------------------------------------------

                                                    Quarter Ended
                     TEKINSIGHT                     September 30,
                                                 2001             2000
                                                 ----             ----
Selected Statement of Operations Data:       (unaudited)
--------------------------------------
Total revenues                                        11,585           8,147
Gross profit                                           2,436           1,852
EBITDA                                                 (786)         (1,732)
Net loss                                             (1,653)         (2,195)
Loss per share                                        (0.08)          (0.13)
Weighted average shares outstanding,
    basic and diluted                                 20,924          16,295

Selected Balance Sheet Data:
Total current assets                                  11,981          12,555
Total assets                                          32,724          33,997
Total current liabilities                             17,716          17,540
Total stockholders' equity                            14,738          16,235
--------------------------------------------------------------------------------
            DYNCORP MANAGEMENT RESOURCES          Quarter Ended
                                                  September 30,
                                                     2001
                                                     ----
                                                 (unaudited)
Total service revenues                                13,925
Gross profit from services                             1,690(a)
EBITDA                                                   744

--------------------------------------------------------------------------------

            PRO FORMA COMBINED RESULTS            Quarter Ended
                                                  September 30,
                                                     2001
                                                     ----
                                                 (unaudited)
Total service revenues                                25,510
Gross profit from services                             4,126(a)
EBITDA                                                   214
--------------------------------------------------------------------------------
(a) Reflects a reclassification of $742,000 DMR Division G&A expenses from cost of revenues to SG&A, to conform with future accounting treatment.